UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42864

CCH Holdings Ltd

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya,

14000 Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 4, 2026, at the annual general meeting of shareholders of CCH Holdings Ltd, a Cayman Islands exempted company (the “Company”), the shareholders approved, by an ordinary resolution, the authorization of the board of directors of the Company (the “Board”) to implement a share consolidation of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-10, to be implemented on a date when the closing market price per Class A ordinary share is less than US$1.00. On June 30, 2026, the Board approved the implementation of the share consolidation at a ratio of 1-for-10 (the “Share Consolidation”), such that (a) every ten (10) issued Class A ordinary shares of a par value of US$0.00001 each will be combined into one (1) issued Class A ordinary share of a par value of US$0.0001 each, (b) every ten (10) issued Class B ordinary shares of a par value of US$0.00001 each will be combined into one (1) issued Class B ordinary share of a par value of US$0.0001 each, and (c) no fractional shares will be issued in connection with the Share Consolidation, and each shareholder will be entitled to receive one full Class A ordinary share or Class B ordinary share, as applicable, in lieu of any fractional share that would have otherwise resulted from the Share Consolidation.

As a result of the Share Consolidation the number of authorized shares will be adjusted from 3,990,280,000 Class A ordinary shares of US$0.00001 each and 9,720,000 Class B ordinary shares of US$0.00001 each to 399,028,000 Class A ordinary shares of US$0.0001 each and 972,000 Class B ordinary shares of US$0.0001 each, and the total issued and outstanding shares will be adjusted from 38,437,000 Class A ordinary shares of US$0.00001 each and 9,720,000 Class B ordinary shares of US$0.00001 each to 3,843,700 Class A ordinary shares of US$0.0001 each and 972,000 Class B ordinary shares of US$0.0001 each.

The Company’s Class A ordinary shares are expected to begin trading on a post-consolidation basis on The Nasdaq Stock Market LLC at the open of trading on July 13, 2026, under the current symbol “CCHH”. The new CUSIP number following the Share Consolidation is G1993F114.

On July 9, 2026, the Company issued a press release announcing the Share Consolidation. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH HOLDINGS LTD

Date: July 13, 2026	By:	/s/ Goh Kok E
	Name:	Goh Kok E
	Title:	Chairman and Chief Executive Officer and Chief Operating Officer

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